SICHENZIA ROSS FRIEDMAN FERENCE LLP
                  1065 AVENUE OF THE AMERICAS NEW YORK NY 10018
               TEL 212 930 9700 FAX 212 930 9725 WEB WWW. SRFF.COM


April 12, 2006

BY FEDERAL EXPRESS
Securities and Exchange Commission
100 F Street, NE
Washington D.C 20549
Attention: Patrick Gilmore
           Room 4561


                        Re: Digital Descriptor Systems, Inc. (the "Company") Form 10-KSB/A for year ended December 31, 2004 Forms 10-QSB/A for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005
                              File No. 000-26604


Dear Sir:

On behalf of the Company, we are hereby enclosing for your review two copies of an amendment to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 (as previously amended in response to comments, the "Form 10-KSB"), one of which has been marked to show changes. Amendments to the Company's Quarterly Reports on Form 10-QSB will be filed under separate cover.

On January 12, 2006, the staff of the Securities and Exchange Commission (the "Staff") issued comments on the Annual Report. On May 11, 2005, the Company responded to these comments. On June 14, 2005, the Staff issued additional comments. Following are the Company's responses to the Staff's comments in its second comment letter. For ease of reference, we have set forth the Staff's comments in their entirety.

Form 10-KSB/A filed January 6, 2006

Note 4- Convertible Debentures, page 9

1. On December 1, 2005 the Staff issued Current Accounting and Disclosure Issues in the Division of Corporation Finance, which is available on our website at http://www.sec.gov/divisions/corpfin/sectdis120105.pdf. Based on the guidance in Section II.B of this release, the Company should reevaluate their accounting for the convertible debentures issued. Specifically, tell us how the Company evaluated the conversion feature associated with these offerings to determine whether it was an embedded derivative that met the criteria for bifurcation under SFAS 133. Specifically, tell us how you considered the criteria in paragraph 12(a) --12(c) of SFAS 133 and the scope exception of paragraph 11(a) of SFAS 133 in your analysis. Provide us with your analysis for each transaction using the conditions outlined in paragraph 12-32 of EITF o0-l9 to support your conclusion. We specifically draw your attention to the fact that the Notes, which are potentially convertible into a variable number of shares, do not appear to have a cap on the number of shares into which they can be converted. Therefore, at a minimum, we question how the Company determined you met the scope exception of paragraphs 19 and 20 of EITF 00-19. if the scope exception of paragraph 11(a) were not met, tell us why you have not considered the conversion feature to be embedded derivatives that is subject to classification and measurement at fair value. Please provide your analysis for each of the convertible debentures as disclosed in Note
      4. We may have further comments. Also, please be advised that a beneficial conversion feature is not applicable when the conversion feature is bifurcated.

      The Company advises the Staff that it deems the conversion feature of the debentures to be an embedded derivative since the convertible debentures are convertible into a variable number of shares. Consequently, the Company has revised Footnote 4 and 12 to reflect the proper accounting treatment of these instruments.

2. We note that in connection with some of the convertible debentures, the Company also issued warrants. Tell us how you analyzed the warrants pursuant to SFAS 133 arid EITF 00-19. Specifically, tell us if the warrants require net settlement pursuant to paragraph 6(c) of SFAS 133. Also, tell us how the Company determined that the warrants met the scope exception of paragraph 11(a) of SFAS 133. Provide us with your analysis using the conditions outlined in paragraphs 12 to 32 of EITF 00-19 to determine whether the warrants should be classified in equity or as a liability. Tell us if the warrant agreements include registration rights and/or liquidated damages provisions. We specifically draw your attention to the fact that the Notes, which are convertible into available number of shares, do not appeal to have a cap on the number of shares into which they can be converted. Therefore, at a minimum, we question how the Company determined you met the requirements of paragraph 19 and 20 of EITF 00-19 in determining equity classification was appropriate. If the scope exception of paragraph 11(a) has not been met, tell us why you have not classified the warrants as a liabi1ity initially measured at fair value, with changes in their value reported in earnings and disclosed in the financial statements. We may have further comments.

      The Company advises the Staff that the warrants do not require net settlement. The warrants should be treated as derivatives. Nevertheless, the Company is treating them as equity as the dollar amount involved is immaterial. In addition, the warrants have been almost fully amortized and warrants may be treated as equity instruments under SFAS 133. Therefore, the Company believes that no additional revisions are required to be made to its financial statements to account for the warrants.


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

Item 8a. Controls and Procedures

3 Please refer to comment 3 in our letter dated October 28, 2005. We have reviewed your revised disclosure in your periodic reports in which you Mate that your, "Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective in timely alerting them to material in information required to be included in our periodic reports that are filed with the Securities and Exchange Commission in that we were required to make certain revisions to our financial statements." Your conclusion is more limited than what is called for under Rule 13a-15(c) of the Exchange act. The rule requires, among other matters, that the disclosure controls and procedures be designed "to ensure that information required to be disclosed by the issuer in the reports that it flies or submits under the Act is reported, processed, summarized and reported, within the time periods specified in the Commissions rules and forms" and to ensure that "information required to be disclosed by an issuer in the reports That it files or submits under the Act is accumulated and communicated to the issuer's management ...as appropriate to allow timely decisions regarding required disclosure." Please revise your disclosures (in your Form 10-ICSB as well as your Forums l0-QSB) to confirm, if true, that your disclosure controls arid procedures were not effective in meeting these requirements.

      The Company has made revisions in accordance with the Staff's comment.

4. We also note in your disclosure that you do not discuss the reasons why your disclosure controls and procedures were not effective. As a result, revise your disclosure to specifically describe why your disclosure controls and procedures were not effective, including any deficiencies in your disclosure controls and procedures that required you to make revisions to your financial statements, and provide disclosure that discusses any anticipated or concluded remedial measures that occurred as result of the restatement Additionally, tell us whether you have identified any material weaknesses in your internal controls over financial reporting arid any significant deficiencies that, when combined with other significant deficiencies, is determined to be a material weakness as a result of your recent restatement If you have identified any material weaknesses, you should also provide disclosures describing the material weakness.

      The Company has made revisions in accordance with the Staff's comment. With respect to the requested material weakness disclosures, the Company, as a small business filer, is not required to provide this type of disclosure as of yet.


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

      Please do not hesitate to contact the undersigned at 212-981-6766 with any questions or comments with respect to the foregoing.


                                       Very truly yours,

                                       /s/ Louis A. Brilleman


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